UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026.

Commission File Number: 001-41566

DEFSEC Technologies Inc.

(Exact Name of Registrant as Specified in Charter)

80 Hines Rd, Suite 300, Ottawa, Ontario, K2K 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-277196.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEFSEC TECHNOLIGIES INC.
(Registrant)

Date: January 22, 2026	By:	/s/ Jennifer Welsh
	Name:	Jennifer Welsh
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Management Information Circular dated January 5, 2026
99.2	Form of Proxy
99.3	Notice of Meeting dated January 5, 2026